NO ACT

DC
PE
12-28-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040718

Received SEC
FEB 26 2008
Washington, DC 20549

February 26, 2008

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/26/2008

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Bristol-Myers Squibb Company
Incoming letter dated December 28, 2007

Dear Ms. Goodman:

This is in response to your letter dated December 28, 2007 concerning the shareholder proposal submitted to Bristol-Myers by Charles Miller. We also have received a letter on the proponent's behalf dated January 1, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

December 28, 2007

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 11810-00003

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposal of Charles Miller*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Bristol-Myers Squibb Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Charles Miller, who has appointed John Chevedden to act on his behalf (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal is captioned "Adopt a Simple Majority Vote" and states:

> RESOLVED: Shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. This includes special solicitations.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal; and
- Rule 14a-8(i)(3) because the Proposal is false and misleading in violation of Rule 14a-9.

Alternatively, if the Staff declines to concur that the Proposal is excludable in its entirety under the bases set forth above, we respectfully request that the Staff concur in the exclusion under Rule 14a-8(i)(3) of a portion of the Proposal that is materially false and misleading in violation of Rule 14a-9.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

A. Background.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management. . . ." Exchange Act Release No. 12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years.

In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(i)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose.

Exchange Act Release No. 20091, at § II.E.6 (August 16, 1983). The 1998 amendments to the proxy rules, which (among other things) implemented the current Rule 14a-8(i)(10), reaffirmed this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

B. Action By the Company's Board of Directors and Stockholders.

In 2005, the Company's Board of Directors (the "Board') recommended and stockholders approved a Restated Certificate of Incorporation (the "Certificate"), which eliminated supermajority vote requirements for stockholders: (1) to remove any director or the entire Board from office; or (2) to amend various provisions in the Certificate relating to selection and removal of the Company's directors, the Board's authority to alter the Company's Bylaws, and the method for stockholders to take action. The only supermajority provision that the Board recommended remain in the Certificate is the supermajority vote requirement to return to a classified board structure. In this regard, the Company's classified board structure was phased out beginning in 2003, when the Board recommended that stockholders vote in favor of a Company proposal to declassify the Board following majority votes on stockholder proposals to declassify the Board in 2001 and 2002. In the 2003 proxy statement, the Board stated that the Company's "investors have come to view classified boards as having the effect of reducing the accountability of directors to stockholders because classified boards limit the ability of stockholders to evaluate and elect all directors on an annual basis."

C. The Amendments to the Certificate Substantially Implement the Proposal.

By eliminating all supermajority vote requirements in its Certificate with the exception of the supermajority vote required to return to a classified board structure, the Company has substantially implemented the Proposal. It is well-established under Staff precedent that a company may exclude a stockholder proposal requesting elimination of supermajority vote provisions pursuant to Rule 14a-8(i)(10) when a company's board of directors has approved amendments to its certificate of incorporation to eliminate all supermajority provisions contained in the certificate of incorporation and represents that it will recommend such amendments be adopted by stockholders at the next annual meeting. *See FedEx Corp.* (avail. June 26, 2006);

Northrop Grumman Corp. (avail. Mar. 28, 2006); *Energy East Corp.* (avail. Mar. 21, 2006); *Citigroup Inc.* (avail. Mar. 10, 2006); *Baxter Int'l Inc.* (avail. Feb. 26, 2006); *Johnson & Johnson* (avail. Feb 13, 2006); *Bristol-Myers Squibb Co.* (avail. Feb. 14, 2005); *Electronic Data Systems Corp.* (avail Jan. 24, 2005); *The Home Depot, Inc.* (avail. Mar. 28. 2002) (granting, in each case, no-action relief under Rule 14a-8(i)(10) to a company that intended to omit from its proxy materials a stockholder proposal that was nearly identical to the Proposal, based on actions by the company's board of directors to approve amendments to its certificate of incorporation and/or bylaws to remove supermajority voting provisions and to recommend to its stockholders that they approve those amendments at the next annual meeting of stockholders). *See also Allegheny Energy, Inc.* (avail. Feb 14, 2005) (granting no-action relief to a company that intended to omit from its proxy materials a stockholder proposal that was nearly identical to the Proposal, where the company's stockholders had approved amendments to its certificate of incorporation and bylaws to remove supermajority voting provisions, and where the board of directors had taken further actions to finalize those amendments).

According to the Proposal, the Proponent is seeking to eliminate supermajority voting provisions from the Company's Certificate and Bylaws so as to promote Board accountability and prevent entrenchment. The Company's Bylaws contain no supermajority vote provisions. In 2005, as stated above, the Board recommended and stockholders approved amendments to the Certificate that eliminated all supermajority vote provisions in the Certificate except for the supermajority vote required to return to a classified board structure. This latter supermajority vote requirement is aligned with the Proposal's goals as the Proponent states that classified boards "can insulate the board and management from accountability to shareholders and promote entrenchment." As commentators have noted, "most shareholders view annual board elections as an essential ingredient in maintaining corporate accountability" and "directors are more likely to act in shareholders' best interests when they know that they may be turned out of office." Patrick S. McGurn, *Classification Cancels Corporate Accountability*, 55 STAN. L. REV. 839, 841 (2002); *see also* Arthur J. Fleischer, Jr. and Alexander R. Sussman, *Takeover Defense,* § 6.05(A) (6th ed. 2000) .

A stockholder proposal may be excluded as substantially implemented in reliance on Rule 14a-8(i)(10) when a company has met the essential objective of the proposal, even where the proposal has been implemented in a manner that does not correspond exactly with the request of the proponent. *See Texaco, Inc.* (avail Mar. 28, 1991) (concurring that a proposal could be excluded where the company had met its essential objective, and noting that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorable with the guidelines of the proposal"). No-action letter precedent indicates that the Staff consistently has concurred with the exclusion of proposals as substantially implemented where the essential objectives of the proposal have been met. In *Allegheny Energy, Inc.* (avail. Feb, 25, 2006), the Staff concurred in the exclusion of a stockholder proposal requesting that the company "adopt a simple majority vote," where the company had taken steps to remove supermajority vote requirements to the extent allowed under state law. Though one voting provision still required more than a simple majority vote, the Staff concurred that the company had met the essential objectives of the proposal. *See also Hewlett-Packard Co.* (avail. Dec. 11, 2007); *Honeywell Int'l Inc.* (avail. Feb 21, 2007); *Anheuser-Busch Cos., Inc.* (avail. Jan 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Co.* (avail. Apr. 5, 2002); *The Gap, Inc.* (avail. Mar. 16, 2001); *Masco Corp.* (avail. Mar. 29, 1999) (in each case, concurring in the exclusion of a stockholder proposal under Rule 14a-8(i)(10) as substantially implemented where the essential objective of the proposal had been met).

In the instant case, the Proposal's essential objective is to promote Board accountability by eliminating supermajority vote provisions. The Company has met this objective by removing all supermajority vote requirements that could be used to promote entrenchment or insulate the Board from accountability. The one remaining supermajority vote requirement in its Certificate—to return to a classified board structure—is aligned with the Proposal's goal of promoting accountability. In this regard, the Proposal itself states that classified boards "can insulate the board and management from accountability to shareholders and promote entrenchment." Thus, the Company has met the essential objective of the Proposal.

Accordingly, we believe that by amending the Certificate to remove all supermajority vote provisions that would tend to "insulate the Board . . . from accountability" or "promote entrenchment," the Company has substantially implemented the Proposal. We request that the Staff concur that the Proposal may be excluded from the 2008 Proxy Materials under Rule 14a-8(i)(10).

II. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is False and Misleading in Violation of Rule 14a-9.

Under Rule 14a-8(i)(3), a company may omit a stockholder proposal if the proposal is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9 provides that "no solicitation . . . shall be made by means of any proxy statement . . . containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statement therein not false or misleading . . . ." The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of stockholder proposals that contain statements of fact that are false or misleading. *See, e.g., Wal-Mart Stores, Inc.* (avail Apr. 2, 2001); *McDonald's Corp.* (avail. Mar. 13, 2001) In Staff Legal Bulletin No. 14B (Sept. 15, 2004), the Staff stated that exclusion may also be appropriate where the proposal and supporting statement, when read together, are so vague and indefinite as to result in uncertainty among stockholders.

We believe that the Proposal's request that the Company "adopt simple majority vote requirements in [its] Charter and By-laws," is excludable under Rule 14a-8(i)(3) because it improperly implies that the Company has such requirements in its Bylaws. This is clearly false, as the Company's Bylaws contain no supermajority vote requirements. Further, the statement in the Proposal's supporting statement that "supermajority provisions can insulate the board and management form accountability to shareholders and promote entrenchment" improperly implies that the Certificate contains supermajority vote requirements with the potential to reduce the Board's accountability and promote entrenchment. As stated above, the only supermajority vote requirement in the Certificate is the supermajority vote required to return to a classified board astructure, and that supermajority requirement promotes the Board's accountability rather than entrenchment.

Moreover, we believe that portions of the Proposal's supporting statement are false and misleading, and thus excludable under Rule 14a-8(i)(3). For example, the supporting statement provides that "a 1%-minority can frustrate the will of our 74%-shareholder majority." To the contrary, it takes a 26% minority to frustrate the will of a 74% stockholder majority when a 75% supermajority vote is required. . This statement also is misleading because it is applicable only to the supermajority vote requirement to return to a classified board structure. All other provisions require a simple majority vote that cannot be frustrated by a 26% minority.

Thus, we believe that the Proposal is excludable under Rule 14a-8(i)(3) because it is materially false and misleading in violation of Rule 14a-9, and, accordingly, we request that the Staff concur that the Proposal may be excluded from the 2008 Proxy Materials.

III. A Portion of the Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is False And Misleading in Violation of Rule 14a-9.

If the Staff does not concur that the Proposal may be excluded in its entirety on the bases set forth above, we respectfully request that the caption of the Proposal—"Adopt a Simple Majority Vote"—be deleted because it is misleading. In view of the considerable focus on majority voting for directors over the past several years, the Company's stockholders may think that the Proposal describes the way directors are elected rather than being related to the voting standard for other matters. As discussed above, the Company already has adopted a majority vote to elect directors and for all but one of the other provisions in its Certificate. Accordingly, the Proposal's caption is misleading because it does not recognize that the Company lacks a simple majority vote only for a vote to return to a classified board structure. Accordingly, we request that the Staff concur that the Proposal's caption, "Adopt a Simple Majority Vote" may be excluded from the 2008 Proxy Materials under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. Alternatively, should the Staff decline to concur that the Proposal may be excluded in its entirety, we respectfully request that the Staff concur that it will take no-action if the Company excludes the Proposal's caption in reliance on Rule 14a-8(i)(3). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Sandra Leung, the Company's Senior Vice President, General Counsel and Secretary, at (212) 546-4260.

Sincerely,

Amy L. Goodman

ALG/acp
Enclosures

cc: Sandra Leung, Bristol-Myers Squibb Company
John Chevedden

100360264_2.DOC

EXHIBIT A

Charles Miller
23 Park Circle
Great Neck, NY 10154

Mr. James D. Robinson
Chairman
Bristol-Myers Squibb Company (BMY)
345 Park Ave
New York NY 10154

Rule 14a-8 Proposal

Dear Mr. Robinson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Charles Miller — 10.30.07
Charles Miller — Date

cc: Sandra Leung <sandra.leung@bms.com>
Corporate Secretary
Phone: 212 546-4000
PH: 212 546-4260
FX: 212 605-9622

[BMY: Rule 14a-8 Proposal, November 2, 2007]

3 – Adopt Simple Majority Vote

RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. This includes special solicitations.

Simple majority vote won an impressive 72% yes-vote average at 24 major companies in 2007. The Council of Institutional Investors www.cii.org recommends adoption of simple majority vote.

Like poison pills and classified boards, supermajority requirements can insulate the board and management from accountability to shareholders and promote entrenchment. Simple majority vote is particularly important when management needs greater accountability to avoid poor performance. A competitive management does not need the power to override a shareholder majority.

Currently a 1%-minority can frustrate the will of our 74%-shareholder majority under our 75% supermajority provision. Also our supermajority vote requirement can be almost impossible to obtain when one considers abstentions and broker non-votes.

For example, a Goodyear (GT) proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. While companies often state that the purpose of supermajority requirements is to protect minority shareholders, supermajority requirements are arguable most often used to block initiatives opposed by management but supported by most shareowners. The Goodyear vote is a perfect illustration.

Adopt Simple Majority Vote –
Yes on 3

Notes:
Charles Miller, 23 Park Circle, Great Neck, NY 10154 sponsored this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 1, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Bristol-Myers Squibb Company (BMY)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
Charles Miller

Ladies and Gentlemen:

The company December 28, 2007 no action request is at least materially incomplete. There is no exhibit of the company's Article EIGHTH (1177-words) which contains the supermajority provision that the company admits to.

According to this copy of the company Article EIGHTH the company has a multi-applicable 75% supermajority voting provision applying to the 1177-word Article EIGHTH (bold and bold italics added):

> EIGHTH: (a) Subject to the rights under Article FOURTH hereof of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional directors under specified circumstances, the number of, the retirement age of and other restrictions and qualifications for directors of the corporation shall be fixed by the by-laws of the corporation and such number, retirement age and other restrictions and qualifications may be altered only by a majority vote of the entire board of directors from time to time in the manner provided in the by-laws or by amendment thereof adopted by a majority vote of the entire board of directors or adopted by the stockholders.
>
> Except with respect to directors who may be elected by holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, at the 2004 annual meeting of stockholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2005 annual meeting of stockholders (which number of directors shall be approximately one-third of the total number of directors of the corporation); at the 2005 annual meeting of stockholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2006 annual meeting of stockholders (which number of directors shall be approximately two-thirds of the total number of directors of the corporation); and at each annual meeting of stockholders thereafter, the directors shall be elected

for terms expiring at the next annual meeting of stockholders. No decrease in the number of directors constituting the board of directors or change in the restrictions and qualifications for directors shall shorten the term of any incumbent director.

Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least *75% of the outstanding shares of stock* of the corporation entitled to vote generally in the election of directors, voting together as a single class, *shall be required to alter, amend, adopt any provision inconsistent with or repeal this Article EIGHTH (a).*

(b) In furtherance, and not in limitation of the powers conferred by statute, the board of directors of the corporation is expressly authorized:

1. To make, alter, amend and repeal the by-laws of the corporation;

2. To authorize and cause to be executed mortgages and liens upon the real and personal property of the corporation; and

3. From time to time to decide whether and to what extent and at what times and under what conditions and requirements the accounts and books of said corporation (other than the stock ledger) shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account book or document of the corporation except as such right may be conferred by the statutes of the State of Delaware, or by resolution of the board of directors.

The board of directors may from time to time provide and carry out and revise and change a plan or plans for the participation by all or any of the employees (including directors and officers of the corporation or of any corporations in which or in the welfare of which the corporation has any interest, and those actively engaged in the conduct of the corporation's business or the business of its subsidiary or affiliated corporations), in the profits of the corporation or of any subsidiary or of any branch or division thereof as part of the corporation's legitimate expenses or the expenses of such subsidiary, branch or division.

The board of directors shall have absolute discretion in the declaration of dividends out of the net profits of said corporation; and they may accumulate such profits to such extent as they may deem advisable, issue or distribute them among the stockholders, and may invest and reinvest the same in such manner as in their absolute discretion they may deem advisable.

They may set apart out of any funds of the corporation available for dividends a reserve or reserves for any proper purpose or may abolish any such reserve in the manner in which it was created.

They may by resolution or resolutions, passed by a majority of the whole board, designate one or more committees, each committee to consist of two or more of the directors of the corporation, which, to the extent provided in said resolution or resolutions or in the by-laws of the corporation, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation, and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in the by-laws of the corporation or as may be determined from time to time by resolution adopted by the board of directors.

In the absence of fraud, no contract or other transaction between said corporation and any other corporation and no act of said corporation shall be in any way invalidated or otherwise affected by the fact that any one or more of the directors of said corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of said corporation individually, or any firm or association of which any director may be a member, may be a party to, or may be pecuniarily or otherwise interested in, any contract or transaction of said corporation, provided that the fact that he individually or as a member of such firm or association is so interested shall be disclosed or shall have been known to the board of directors or a majority of the members thereof; and any director of said corporation who is also a director or officer of such other corporation or who is so interested may be counted in determining the existence of a quorum at any meeting of the board of directors or of any committee of said corporation which shall authorize any such contract or transaction and may vote thereat to authorize any such contract or transactions with like force and effect as if he were not such director or officer of such other corporation or not so interested. Any contract, transaction or act of said corporation or of the board of directors or of any committee which shall be ratified by the majority of a quorum of the stockholders of said corporation at any annual meeting or any special meeting called for such purpose shall, insofar as permitted by law, be as valid and as binding as though ratified by every stockholder of said corporation.

The corporation may in its by-laws confer powers upon its board of directors in addition to the foregoing, and in addition to the powers and authorities expressly conferred upon it by statute.

In regard to the company attempt to claim misleading, the company says that since it has a supposedly friendly supermajority vote provision, then it really has none at all.

It should be clear to the company that if 74% of the shares entitled to vote then vote yes to change Article EIGHTH, and only 1% of the shares entitled to vote then vote against it – the 74% vote will fail.

The company seems to claim that rule 14a-8 proposals must be written so that the reader need not go beyond the first three words in order to have a full understanding.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Charles Miller

Sandra Leung <sandra.leung@bms.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bristol-Myers Squibb Company
Incoming letter dated December 28, 2007

The proposal urges Bristol-Myers to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in Bristol-Myers' Charter and By-laws.

There appears to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bristol-Myers relies.

Sincerely,

William A. Hines
Special Counsel

END